Exhibit 12
LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	June 30,	September 30,
(Thousands of Dollars)	2013	2012	2011	2010	2009	2008
Income before interest
charges and income taxes	$100,075	$93,515	$102,317	$84,727	$77,395	$84,684
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,805	1,569	1,780	1,820	1,833	1,691
Total Earnings	$101,880	$95,084	$104,097	$86,547	$79,228	$86,375

Interest on long-term debt	$22,684	$22,958	$23,161	$24,583	$24,583	$19,851
Other interest	1,424	2,198	2,383	2,269	5,770	10,363
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,805	1,569	1,780	1,820	1,833	1,691
Total Fixed Charges	$25,913	$26,725	$27,324	$28,672	$32,186	$31,905
Ratio of Earnings to Fixed
Charges	3.93	3.56	3.81	3.02	2.46	2.71